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EXHIBIT 99.4(d)

Section 457 Plan Rider

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                                                                     [LOGO]
                                                   700 Newport Center Drive
                                                    Newport Beach, CA 92660

                             SECTION 457 PLAN RIDER

This rider is part of the Contract to which it is attached by PL.

The Contract to which this rider is attached is hereby modified as specified below in order that it may be utilized under the deferred compensation plan of a State or local government or tax-exempt organization established under Section 457 of the Internal Revenue Code of 1986, as amended (the "Code").

The provisions of this rider will take precedence over any contrary provisions of the Contract.

DEFINITIONS

ANNUITY START DATE - is the date you chose to have PL begin periodic annuity payments to the Annuitant.

OWNER - means the State, political subdivision of a State, any agency or instrumentality of a State or political subdivision of a State or other organization exempt from tax under Subtitle A of the Code (other than a "church" or "qualified church-controlled organization" as defined in Code Section 3121(w)(3)) that has purchased this Contract. The Owner shall control this Contract and may exercise all contractual rights hereunder.

SECTION 457 PLAN PROVISIONS

This Contract shall be subject to the requirements of Code Section 457, which are briefly summarized below:

1. This Contract may only be purchased under an "eligible deferred compensation plan" (within the meaning of Code Section 457(b)) that has been established and maintained by a State, political subdivision of a State, any agency or instrumentality of a State or a political subdivision of a State or any other organization exempt from tax under Subtitle A of the Code (other than a "church" or "qualified church-controlled organization" as defined in Code Section 3121(w)(3)).

2. All amounts of compensation deferred under an "eligible deferred compensation plan" (within the meaning of Code Section 457(b)), all property and rights purchased with such amounts and all income attributable to such amounts, property or rights shall be held for the exclusive benefit of participants and beneficiaries under the IRC section 457(g). In addition, PL annuity contracts comply with IRC section 401(f) and shall be treated as qualified trusts under that section.

3. Only individuals who perform service for the Owner, either as an employee of the Owner or as an independent contractor, may participate under the "eligible deferred compensation plan" (within the meaning of Code Section 457(b)).

4. Premiums applied to this Contract may not exceed the maximum deferral amount permitted under Code Section 457(b)(2) and (3) or Code Section 457(c).

5. Premiums paid pursuant to a salary reduction agreement may be applied to this Contract for any calendar month only if an agreement providing for such salary reduction was entered into before the beginning of such month. However, with respect to a new employee of the Owner, premiums may be paid for the calendar month during which the individual first becomes an employee, if a salary reduction agreement is entered into on or before the first day on which the individual becomes an employee.

6. Distributions shall not be made under this Contract earlier than (i) the calendar year in which the Annuitant attains age 70 1/2, (ii) when the Annuitant is separated from service with the Owner, or (iii) when the Annuitant is faced with an "unforeseeable emergency" (within the meaning of Treasury Regulation Section 1.457-2(h)).
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7.    Distributions from this Contract must comply with the minimum distribution rules of Code Section 401(a)(9), including the incidental death benefit rule of Code Section 401(a)(9)(G). Accordingly, the entire interest under the Contract must be distributed:

      (a) not later than April 1 next following the close of the calendar year in which the Annuitant attains age 70 1/2 (the "Required Beginning Date"), or

      (b) commencing not later than the Required Beginning Date over the life of the Annuitant or over the lives of the Annuitant and his or her Beneficiary (or over a period not extending beyond the life expectancy of the Annuitant or the life expectancy of the Annuitant and his or her Beneficiary).

      In addition, if the Annuitant dies before distribution of his or her interest in the Contract has begun in accordance with paragraph (b) above, the Annuitant's entire interest must be distributed within five years, unless (i) such interest is distributed to a Beneficiary over his or her life (or over a period not extending beyond such Beneficiary's life expectancy) and (ii) such distribution begins not later than one year after the Annuitant's death. If the Beneficiary is the Annuitant's surviving spouse, the date on which the distributions are required to begin shall not be earlier than the date on which the Owner would have attained age 70 1/2. However, in all cases where the Annuitant dies before distribution of his or her interest in the Contract has begun, the Annuitant's entire interest must be paid over a period not to exceed 15 years (or the life expectancy of the surviving spouse if such spouse is the Beneficiary).

      If the Annuitant dies after distribution of his or her interest in the Contract has begun in accordance with paragraph (b) above but before his or her entire interest has been distributed, the remaining interest will be distributed at least as rapidly as under the method of distribution being used prior to the Annuitant's death.

      All distributions must comply with a method of distribution offered by PL under this Contract.

8. Distributions from this Contract payable over a period of more than one year shall be made in substantially nonincreasing amounts (paid not less frequently than annually).

MISCELLANEOUS PROVISIONS

      1. This rider is intended to qualify as a 457 contract for federal income tax purposes. To that end, the provisions of this rider are to be interpreted to ensure or maintain such tax qualification, notwithstanding any other provision to the contrary. PL reserves the right to amend this rider to comply with future changes in the Code, any regulations or rulings issued thereunder and to reflect any clarifications that may be needed or are appropriate to maintain such tax qualification without consent (except for the states of Michigan, Pennsylvania, South Carolina and Washington, where affirmative consent is required.) PL shall provide the Owner with a copy of any such amendment.




                         PACIFIC LIFE INSURANCE COMPANY



    /s/ Thomas C. Sutton                                /s/ Audrey L. Milfs
Chairman and Chief Executive Officer                        Secretary